SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended
03 June 2010

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

June 3, 2010

BP AGREES TO FUND CONSTRUCTION OF SIX SECTIONS
OF LOUISIANA BARRIER ISLANDS

BP today announced that it supports the U.S. government's decision to proceed with the construction of six sections of the Louisiana barrier islands proposal. The company will fund the estimated $360 million it will cost to construct the six sections.

BP will not manage or contract directly for the construction of the island sections, nor will the company assume any liability for unintended consequences of the project. The company plans to make payments in stages based on the project's milestones.

"BP is committed to implementing the most effective measures to protect the coastline of Louisiana and reduce the impact of the oil and gas spill in the Gulf of Mexico.  The federal government and the state of Louisiana have agreed that the barrier islands construction is an effective response to the spill, and we look forward to working with them on this project," said Tony Hayward, BP's chief executive officer.

BP already has provided $170 million to Louisiana, Alabama, Mississippi, and Florida to help with their response costs and help promote their tourism industries.  The company also has paid approximately $42 million in compensation to people and companies affected by the spill.

BP Press Office London: +44 20 7496 4076
BP Press office, US: +1 281 366 0265

Unified Command Joint Information Center

:+1 985-902-5231

www.deepwaterhorizonresponse.com
www.bp.com/gulfofmexicoresponse

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 03 June, 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary